EXHIBIT 99.2
October 23, 2006
VIA FACSIMILE (212) 338-5600
AND FEDERAL EXPRESS
Special Committee of the Board of Directors
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016
Attention: Arthur Simon and John D. Harkey, Jr.
Re: Proposed Sale of Preferred Stock
Dear Members of the Special Committee of the Board of Directors:
     Highland Capital Management, L.P. and its affiliates own more than five percent of Loral Space & Communications Inc.’s common stock, and we want to offer to purchase the convertible preferred stock you recently announced you are selling to MHR Fund Management LLC, but on terms that are more beneficial to Loral.
     We were extremely disappointed to read about the Securities Purchase Agreement for the proposed issuance of $300,000,000 of two newly created series of convertible perpetual preferred stock to MHR. In this transaction, it appears that, as Loral’s largest stockholder, MHR is using its insider position to enrich itself to the detriment of Loral and other stockholders. As best as we can tell, neither Loral nor the Special Committee of the Board of Directors made any efforts (1) to consult other stockholders as to whether they might be interested in purchasing securities on competitive terms or (2) to make the proposed issuance a competitive process to ensure that the transaction is the best possible available to Loral.
     We are surprised that so-called “independent” directors could give unanimous recommendation to such a transaction, given that the insider nature of the negotiation between Loral and MHR makes this proposed investment a magnet for private and governmental scrutiny and stockholder litigation in the post-Sarbanes Oxley age. For example, according to CNNMoney.com, on October 18, just one day after the Securities Purchase Agreement was signed, SEC Commissioner Cox commented that investigations of insider trading is an increasing area of enforcement attention. The deal struck by MHR and Loral smacks of insider trading because of MHR’s position with respect to Loral. It is a mystery to us why you have put yourselves in the crosshairs of possible litigation and regulatory action by failing to exercise your fiduciary duties for the good of all stockholders and by approving this transaction.

Special Committee of the Board of Directors
October 23, 2006

     We believe this proposed transaction is a disservice to all stockholders that are not within the MHR umbrella. It reeks of self-dealing, self-interest and is contrary to established market principles of fairness. That you have associated yourselves with this questionable transaction by approving it under a cloak of ignorance would make you equally culpable. One of the precepts of the Securities Purchase Agreement is that Loral’s Board of Directors approved the MHR transaction after it was recommended by the Special Committee of the Board of Directors, and that this recommendation stated that the terms of the MHR transaction are fair, from a financial point of view, to Loral and its stockholders (other than MHR) and, taken as a whole, are no less favorable, from a financial point of view, than Loral could obtain from an unrelated third party. Obviously, the Special Committee of the Board of Directors was mistaken, because the offer we make to Loral in this letter shows that Loral can obtain terms of a similar transaction that, taken as a whole, are more favorable, from a financial point of view, to Loral and its stockholders.
     Here are a few reasons why we think this deal is not in the best interest of Loral and its non-MHR stockholders:
1.	The coupon, conversion price and perpetual nature of the investment bear no resemblance to typical market terms or recent transactions. Further, Loral has offered only one investor (and its affiliates) the very investor-favorable terms of the proposed transaction, and they apparently have not been made available to other significant stockholders in order to allow them to maintain their pro-rata ownership share.

2.	The additional seat on Loral’s Board of Directors to be provided to an MHR nominee as part of the transaction further consolidates control of Loral by MHR, which we believe will lead to future mistreatment of the remaining Loral stockholders. This fact is exacerbated by a provision of the proposed transaction that would allow for the appointment of two additional “independent” board seats, filled by persons nominated by MHR, if Loral fails to make future dividend payments. Indeed, this $300,000,000 deal negotiated exclusively with MHR appears to have been designed to shore up MHR control over Loral and to potentially further other non-arm’s length dealings between MHR and Loral.

3.	Loral has apparently negotiated this MHR-favorable transaction without consulting with other Loral stockholders or even with other potential, unrelated investors who might reasonably be willing to purchase the convertible preferred stock on better terms.
     What we have seen in the referenced Securities Purchase Agreement is an indictment of many of the problems of the American financial system. Should an investor holding a plurality of the shares improve its position to a majority of the shares without consultation and consent of the other stockholders? Are the fiduciary duties of independent directors so pliable that they can be convinced that a deal conceived and approved by the minority in private is the best for all public stockholders? Should independent directors hide behind Delaware law to protect them

Special Committee of the Board of Directors
October 23, 2006

when making “best business judgment at the time” decisions when the open market is not canvassed?
     We suggest that the answer to each of the above questions is unquestionably “no.”
     In light of this troubling situation regarding a unilateral investment in Loral by MHR, we propose to offer Loral the same $300,000,000 investment under improved economic terms. These improved economic terms include, but are not limited to, a lower coupon or higher conversion price, or both. In addition, we would make the investment open to all other significant Loral stockholders, but would specifically exclude MHR and its affiliates. The limit on MHR’s participation in our proposal is wholly due to its demonstrated inability and/or unwillingness to consider the interests of all stockholders. Finally, Highland would backstop any remaining investment not absorbed by other stockholders.
     One of the conditions to closing the sale of the convertible preferred stock under the terms of the Securities Purchase Agreement is that the Special Committee of the Board of Directors deliver its recommendation of the transaction to Loral’s Board of Directors. Since this provision was included in the executed Securities Purchase Agreement, we assume (and we certainly hope) that this is a meaningful condition, so that the Special Committee of the Board of Directors will not deliver its recommendation to the full Board of Directors if the Special Committee no longer believes that the terms of the MHR transaction are superior or equal to the terms that could be obtained from a party other than MHR. We implore the Special Committee to withhold the delivery of its final recommendation to the full Board of Directors, given the superior offer made in this letter.
     Given the expedited nature of MHR’s intention to close the transactions described in the Securities Purchase Agreement, we demand an immediate response to the proposal made in this letter.
     Please contact the undersigned immediately to further discuss the offer made by Highland in this letter.
Regards,
J. Kevin Ciavarra
Highland Capital Management, L.P.
Officer of its General Partner and General Counsel